

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Jacob Suen
Chief Executive Officer
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

>   **Re: Airgain, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 21, 2022**
>   **File No. 333-263568**

Dear Mr. Suen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2021, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

2. We note that your prospectus lists depositary shares on the cover page, describes them in the section entitled "Description of Depositary Shares," and lists a deposit agreement as

Exhibit 4.6. Please have counsel revise the legal opinion filed as Exhibit 5.1 to opine as the depositary shares, and additionally revise the filing fee table to include the depositary shares, or advise.

Exhibits

3. Please revise your exhibit index as appropriate to reflect the securities being offered and to ensure sequential numbering. In this regard, we note the Form of Note and Form of Rights Agreement listed as Exhibits 4.5 and 4.10, respectively, as well as a gap in numeration. Please also ensure that the legal opinion references the correct exhibit number(s).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew T. Bush